                                                                 Exhibit J



     Statement of Soros Fund Management LLC Issued on February 20, 1997


                  As a result of recent discussion between Soros Fund Management and senior representatives of WMX, we have become convinced that the company will undertake a sincere and successful effort to bring two new, independent members onto the Board of Directors, and will pursue the hiring of the best new Chief Executive Officer available. That has been the goal of recent efforts of Soros Fund Management in urging the company to take steps to realize the company's great potential.

                  The slate of nominees proposed by Soros Fund Management represents an unusually well qualified and experienced group of individuals, but Soros Fund recognizes that the distraction of a proxy contest would impede the goal of strengthening management and hiring the best possible CEO. As a result, and given the commitment of the incumbent Board to do the best job they can in the selection process, Soros Fund Management has determined not to proceed with its slate of nominees.

                  We welcome the new approach adopted by WMX, and are pleased that both of these important goals have been embraced by the company.